SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        --------------------------------

(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED].
         For the fiscal year ended December 31, 1998

or

( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 [NO FEE REQUIRED].
         For the transition period from _________________ to ___________________


                          Commission File No. 000-21193

         A. Full title and address of the plan, if different from that of the issuer named below:

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              SUNTERRA CORPORATION
                             1781 PARK CENTER DRIVE
                             ORLANDO, FLORIDA 32835
                                 (407) 532-1281

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
FINANCIALS
         Item 1.     Report of Independent Certified
                       Public Accountants.........................            1
         Item 2.     Statements of Net Assets Available for
                       Benefits...................................            2
         Item 3.     Statement of Changes in Net Assets Available
                       for Benefits, with Fund Information........            3
         Item 4.     Notes to Financial Statements................            5

SCHEDULES
         Schedule I. Assets Held for Investment...................           10
         Schedule II. Reportable Transactions.....................           11
         Schedule III. Non-Exempt Transactions....................           12
         Signatures...............................................           13

EXHIBITS
         Exhibit Index............................................           14

                              REQUIRED INFORMATION

The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Trustees of the Sunterra Corporation
Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunterra Corporation (formerly Signature Resorts, Inc.) Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Orlando, Florida,
     June 30, 1999

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997

                                                               1998            1997
                                                            ----------      ----------
INVESTMENTS (Notes 2 and 3):
     At fair value-
         AIM Constellation Fund                             $  421,528      $  208,306
         The American Funds Group SMALLCAP World Fund          190,294          83,891
         The American Funds Group New Perspective Fund         167,664          56,794
         AIM Weingarten Fund                                   308,256         123,268
         Merrill Lynch Basic Value Fund                        162,202          68,337
         Merrill Lynch Global Allocation Fund                  113,639          44,093
         AIM Charter Fund                                      185,487          58,193
         AIM Intermediate Government Fund                       38,867          14,955
         Merrill Lynch Ready Assets Trust                      209,951         102,709
         Sunterra Common Stock                                 268,046         112,526
         Index funds                                            85,651              --
         CMA Money Fund                                         59,600          12,488
         Participant loans                                      15,919           8,475
                                                            ----------      ----------
                      Total investments                      2,227,104         894,035

CASH                                                               401              --

EMPLOYER CONTRIBUTIONS RECEIVABLE                                8,907              --

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                         142,385          21,126
                                                            ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                           $2,378,797      $  915,161
                                                            ==========      ==========




        The accompanying notes are an integral part of these statements.

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                        BENEFITS, WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                               THE             THE
                                                                             AMERICAN        AMERICAN
                                                                              FUNDS            FUNDS
                                                              AIM             GROUP          GROUP NEW           AIM
                                                         CONSTELLATION      SMALLCAP        PERSPECTIVE      WEINGARTEN
                                                             FUND          WORLD FUND          FUND             FUND
                                                         -------------     ----------       ----------       ----------
ADDITIONS:
     Interest and dividends                               $   10,138       $   10,087       $   11,548       $   17,536
     Net realized and unrealized appreciation
         (depreciation) in fair value of investments          48,545           (9,093)          14,495           45,364
     Participants' contributions                             255,110          136,325           99,324          170,419
     Employer contributions                                       --               --               --               --
                                                          ----------       ----------       ----------       ----------
                      Total additions                        313,793          137,319          125,367          233,319

DEDUCTIONS:
     Benefits paid to participants                            92,591           22,735           13,138           46,548

NET ASSETS TRANSFERRED BETWEEN
     INVESTMENT FUNDS                                         (7,980)          (8,181)          (1,359)          (1,783)
                                                          ----------       ----------       ----------       ----------

NET INCREASE                                                 213,222          106,403          110,870          184,988

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                       208,306           83,891           56,794          123,268
                                                          ----------       ----------       ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                          $  421,528       $  190,294       $  167,664       $  308,256
                                                          ==========       ==========       ==========       ==========


                                                           MERRILL           MERRILL
                                                            LYNCH             LYNCH                              AIM
                                                            BASIC            GLOBAL            AIM          INTERMEDIATE
                                                            VALUE          ALLOCATION        CHARTER         GOVERNMENT
                                                             FUND             FUND             FUND             FUND
                                                          ----------       ----------       ----------       ----------
ADDITIONS:
     Interest and dividends                               $    9,784       $   10,891       $    7,060      $    1,603
     Net realized and unrealized appreciation
         (depreciation) in fair value of investments             (54)         (10,609)          21,724             623
     Participants' contributions                             112,349           83,648          116,264          32,194
     Employer contributions                                       --               --               --              --
                                                          ----------       ----------       ----------      ----------
                      Total additions                        122,079           83,930          145,048          34,420

DEDUCTIONS:
     Benefits paid to participants                            29,845           17,027           26,368           8,080

NET ASSETS TRANSFERRED BETWEEN
     INVESTMENT FUNDS                                          1,631            2,643            8,614          (2,428)
                                                          ----------       ----------       ----------      ----------

NET INCREASE                                                  93,865           69,546          127,294          23,912

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                        68,337           44,093           58,193          14,955
                                                          ----------       ----------       ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                          $  162,202       $  113,639       $  185,487      $   38,867
                                                          ==========       ==========       ==========      ==========

                                                            MERRILL
                                                             LYNCH
                                                             READY          SUNTERRA
                                                             ASSETS          COMMON            INDEX         PARTICIPANT
                                                             TRUST           STOCK             FUNDS            LOANS
                                                          ----------       ----------       ----------       ----------
ADDITIONS:
     Interest and dividends                               $    7,108       $      568      $    4,336      $      148
     Net realized and unrealized appreciation
         (depreciation) in fair value of investments              --            3,881           6,926              --
     Participants' contributions                             147,135          145,130          65,239              --
     Employer contributions                                       --               --              --              --
                                                          ----------       ----------      ----------      ----------
                      Total additions                        154,243          149,579          76,501             148

DEDUCTIONS:
     Benefits paid to participants                            13,024           20,245             188              --

NET ASSETS TRANSFERRED BETWEEN
     INVESTMENT FUNDS                                        (33,977)          26,186           9,338           7,296
                                                          ----------       ----------      ----------      ----------

NET INCREASE                                                 107,242          155,520          85,651           7,444

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                       102,709          112,526              --           8,475
                                                          ----------       ----------      ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                          $  209,951       $  268,046      $   85,651      $   15,919
                                                          ==========       ==========      ==========      ==========



                                                             OTHER            TOTAL
                                                          ----------       ----------
ADDITIONS:
     Interest and dividends                               $       --      $   90,807
     Net realized and unrealized appreciation
         (depreciation) in fair value of investments              --         121,802
     Participants' contributions                             168,772       1,531,909
     Employer contributions                                    8,907           8,907
                                                          ----------      ----------
                      Total additions                        177,679       1,753,425

DEDUCTIONS:
     Benefits paid to participants                                --         289,789

NET ASSETS TRANSFERRED BETWEEN
     INVESTMENT FUNDS                                             --              --
                                                          ----------      ----------

NET INCREASE                                                 177,679       1,463,636

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                        33,614         915,161
                                                          ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                          $  211,293      $2,378,797
                                                          ==========      ==========

         The accompanying notes are an integral part of this statement.

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.   PLAN DESCRIPTION:

GENERAL

The Sunterra Corporation (formerly Signature Resorts, Inc.) Profit Sharing and Savings Plan (the "Plan"), established effective January 1, 1996, is a defined contribution plan under which substantially all employees who are at least 18 or 21 years of age, depending on the age of maturity of the state of the participant's residence, are eligible to participate. The Plan is intended to assist Sunterra Corporation and its subsidiaries (the "Employer") in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1998, the name of the Plan was changed to the Sunterra Corporation Profit Sharing and Savings Plan.

DISTRIBUTIONS AND BENEFITS PAID

Benefits under the Plan are payable upon normal retirement (age 62, not to exceed age 65) or early retirement (after age 59-1/2 with at least two completed years of service), death, disability, severe financial hardship or termination of the Plan, and are based on the balance in the participant's account. Benefits are recorded when paid. Distributions of vested account balances will be made in lump sums of cash or property.

ADMINISTRATION

Information about the plan agreement, such as provisions for allocations to participant's accounts, vesting, benefits and withdrawals, is contained in the SUMMARY PLAN DESCRIPTION. California Pension Administrators and Consultants, Inc. is the recordkeeper of the Plan, and Merrill Lynch (the "Custodian") is the asset custodian for the Plan.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid by the Employer. During the years ended December 31, 1998 and 1997, the Employer paid approximately $52,000 and $31,600, respectively, for recordkeeping fees.

CONTRIBUTIONS

Participants may elect to defer, subject to certain limitations, an amount not to exceed 15 percent of compensation as contributions to the Plan (Deferrals). The contribution percentage was increased from 9 percent to 15 percent effective January 1, 1998. Participants may also make "Rollover Contributions" to the Plan (of amounts representing distributions from other tax-qualified retirement plans). Participants may change the amount of their Deferrals twice a year, on January 1 and July 1, and may suspend their Deferrals at any time. Participants can recommence their Deferrals only on the next January 1 or July 1.

The Employer may make discretionary and/or matching contributions to the Plan equal to a discretionary percentage, to be determined by the Employer, of the participant's salary reductions.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions, including profit sharing contributions, is based on years of credited service and is subject to the following vesting schedule:

            YEARS OF SERVICE                                 PERCENTAGE
            ----------------                                 ----------
            Less than 2                                             0%
            2                                                      20%
            3                                                      40%
            4                                                      60%
            5                                                      80%
            6 or more                                             100%

Notwithstanding the above schedule, participants become fully vested if, while employed by the Employer, the participant becomes disabled, dies or reaches age 59.

Forfeitures of nonvested accounts are retained in the Plan and are used first, to restore the accounts of former participants and second, to allocate to the employer contribution accounts of other participants. For the years ended December 31, 1998 and 1997, there were no forfeited nonvested accounts.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may amend or terminate the Plan at any time. Upon termination, all individuals who are employed by the Employer on that date will become fully vested in their accounts.

2.   USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF  ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENT VALUATION AND INCOME RECOGNITION

Securities owned are reflected in the accounts of the Plan at fair value, which is based on quoted market prices. Changes in fair value of securities owned are included in net appreciation (depreciation) in the accompanying statement of changes in net assets available for benefits.

3.   INVESTMENT PROGRAMS:

INVESTMENTS

As of December 31, 1998 and 1997, contributions to the Plan are invested in one or more of 10 separate investment funds at the direction of each participant. The funds are (1) AIM Constellation Fund, (2) The American Funds Group SMALLCAP World Fund, (3) The American Funds Group New Perspective Fund, (4) AIM Weingarten Fund, (5) Merrill Lynch Basic Value Fund, (6) Merrill Lynch Global Allocation Fund, (7) AIM Charter Fund, (8) AIM Intermediate Government Fund, (9) Merrill Lynch Ready Assets Trust and (10) Sunterra Common Stock. The CMA Money Fund is an interest-bearing holding account for participants' payroll withholdings prior to the funds being invested in the participants' accounts. In 1998, the Merrill Lynch S&P 500 Index Fund and Merrill Lynch Small Cap Index Fund were added to the investment options available to participants.

In the accompanying statements of net assets available for benefits as of December 31, 1998 and 1997, and statement of changes in net assets available for benefits for the year ended December 31, 1998, the Merrill Lynch S&P 500 Index Fund and the Merrill Lynch Small Cap Index Fund are aggregated into the Index Funds. The remaining options are shown individually in the accompanying statements of net assets available for benefits and changes in net assets available for benefits.

INVESTMENT INCOME AND EXPENSES

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses, if any, of the Plan not attributable to any particular fund shall be allocated among participant's accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

PARTICIPANT LOANS

A participant may, with the approval of the Employer, borrow from his or her own account, a minimum of $1,000, up to a maximum equal to the lesser of (a) $50,000 or (b) 50 percent of the participant's vested account balance. The maximum repayment period of the loan is five years, unless the loan proceeds are used to purchase the participant's principal residence. Loans are to be repaid through payroll withholdings. The rate of interest to be charged on the loan will be 10 percent compounded annually, which will be fixed for the term of the loan.

4.   PARTY-IN-INTEREST TRANSACTIONS:

The Plan's Merrill Lynch investments are managed by the Plan's Custodian, a party-in-interest.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       1998          1997
                                                                    ----------    ----------
       Net assets available for benefits per the
            financial statements                                    $2,378,797    $  915,161
       Benefits payable                                                (15,856)           --
       Other                                                               --        124,028
                                                                    ----------    ----------
                      Net assets available for benefits
                           per the Form 5500                        $2,362,941    $1,039,189
                                                                    ==========    ==========

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998, per the financial statements to the Form 5500:

                                                                                  Amount
                                                                                 --------
       Benefits paid to participants for financial reporting purposes            $289,789
       Add- Benefits payable at December 31, 1998                                  15,856
                                                                                 --------
                      Benefits paid to participants per the Form 5500            $305,645
                                                                                 ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.   FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on May 18, 1998, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   SUPPLEMENTAL SCHEDULES:

The following supplemental schedules of assets held for investment, reportable transactions and non-exempt transactions are included as required schedules under ERISA.

                                                                      SCHEDULE I

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1998

            IDENTITY AND DESCRIPTION OF ISSUES                COST         FAIR VALUE
---------------------------------------------------------   --------      -----------
  AIM Constellation Fund                                    $391,345      $   421,528
  The American Funds Group SMALLCAP World Fund               202,811          190,294
  The American Funds Group New Perspective Fund              158,791          167,664
  AIM Weingarten Fund                                        282,076          308,256
  Merrill Lynch Basic Value Fund*                            165,058          162,202
  Merrill Lynch Global Allocation Fund*                      127,065          113,639
  AIM Charter Fund                                           168,352          185,487
  AIM Intermediate Government Fund                            38,070           38,867
  Merrill Lynch Ready Assets Trust*                          209,951          209,951
  Sunterra Common Stock                                      262,667          268,046
  CMA Money Fund                                              59,600           59,600
  Participant loans (bearing interest at 10 percent)          15,919           15,919
  Merrill Lynch S&P 500 Index Fund*                           67,061           73,779
  Merrill Lynch Small Cap Index Fund*                         11,585           11,872
                                                                          -----------
                                                                          $ 2,227,104
                                                                          ===========


*Managed by the Custodian, a party-in-interest (Note 4).




           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II

              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                            REALIZED
                                                                  PURCHASE       SELLING       COST OF        (LOSS)
                   DESCRIPTION OF ASSETS                           PRICE          PRICE        ASSETS         GAIN
------------------------------------------------------------      --------     ----------     --------      --------
AIM Constellation Fund                                            $285,120     $       --      $285,120      $    --
The American Funds Group SMALLCAP
     World Fund                                                    153,542             --       153,542           --
The American Funds Group New
     Perspective Fund                                              118,011             --       118,011           --
AIM Weingarten Fund                                                209,060             --       209,060           --
Merrill Lynch Basic Value Fund*                                    133,290             --       133,290           --
Merrill Lynch Global Allocation Fund*                              100,501             --       100,501           --
AIM Charter Fund                                                   139,064             --       139,064           --
Merrill Lynch Ready Assets Trust*                                  144,749             --       144,749           --
Sunterra Common Stock                                              191,612             --       191,612           --
Merrill Lynch S&P 500 Index Fund*                                   67,186             --        67,186           --
AIM Constellation Fund                                                  --        120,443       124,148       (3,705)
The American Funds Group SMALLCAP
     World Fund                                                         --         38,046        41,613       (3,567)
The American Funds Group New
     Perspective Fund                                                   --         21,636        19,906        1,730
AIM Weingarten Fund                                                     --         69,436        63,852        5,584
Merrill Lynch Basic Value Fund*                                         --         39,371        37,711        1,660
Merrill Lynch Global Allocation Fund*                                   --         20,346        22,172       (1,826)
AIM Charter Fund                                                        --         33,494        33,997         (503)
Merrill Lynch Ready Assets Trust*                                       --         37,507        37,507           --
Sunterra Common Stock                                                   --         39,973        54,591      (14,618)
Merrill Lynch S&P 500 Index Fund*                                       --             90           125          (35)


* Managed by the Custodian, a party-in-interest (Note 4).



           The preceding notes are an integral part of this schedule.

                                                                    SCHEDULE III


              SUNTERRA CORPORATION PROFIT SHARING AND SAVINGS PLAN


                       SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                 RELATIONSHIP TO PLAN,
                                   EMPLOYER OR OTHER                                        TRANSACTION    INTEREST
IDENTITY OF PARTY INVOLVED         PARTY-IN-INTEREST        DESCRIPTION OF TRANSACTION        AMOUNT       INCURRED
--------------------------         -----------------        --------------------------        ------       --------
Sunterra Corporation               Employer/Sponsor         Certain employee
                                                            contributions for the year
                                                            ended December 31, 1998,
                                                            were not remitted to the
                                                            Plan in a timely manner.          $80,613         $869



           The preceding notes are an integral part of this schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SUNTERRA CORPORATION PROFIT SHARING
                                   AND SAVINGS PLAN


Date:  July 14, 1999                    By:  /s/ CHARLES C. FREY
                                           -------------------------------------
                                             Charles C. Frey, Trustee

                                  EXHIBIT INDEX


EXHIBIT NO.                                                             PAGE NO.
-----------                                                             --------

   23                   Consent of Arthur Andersen LLP                    16